EXHIBIT A
RIVERPARK CAPITAL
FEE SCHEDULE
TERM: October 1, 2011 - September 30, 2015

I. Base Fees:

Complex Base Fee	$100,000 per year

II. CUSIP Minimum Fees:

CUSIP 1 - 12	Bundled
CUSIP 13 - 18	$3,000 CUSIP/year
CUSIP > 18	$2,500 CUSIP/year

III. Account/Transaction Service Fees:

A. Non-Level 3 Open Account Fee
1 - 25,000	$17.50 account/year
> 25,000	$17.00 account/year
B. Level 3 Open Account Fee
1 - 25,000	$ 2.50 account/year
> 25,000	$ 2.25 account/year
C. Closed Account Fee	$ 1.50 account/year
D. New Account Fee	$ 5.50 account

IV. Asset-Based Fees:

Month-end assets

$0 - $500,000,000	2.50 basis points/year
$500,000,001 - $1,000,000,000	2.25 basis points/year
> $1,000,000,000	2.00 basis points/year

V. Other Services:

A. Short Term Trader Fee
90 Days or Less	$0.07 per account per year
91 Days - 180 Days	$0.12 per account per year
181 Days - 270 Days	$0.19 per account per year
271 Days - 366 Days	$0.25 per account per year
367 Days - 2 Years	$0.37 per account per year Bundled
B. 12b-1 Fee	Bundled
C. CDSC/Sharelot Processing	Bundled
D. AML Compliance Charge	Bundled
E. Lost Shareholder Compliance	Bundled
F. Financial Access Network®	Bundled
G. NSCC CUSIP Base Fee	Bundled

River Park Capital
Fee Schedule

H. Omnibus Accountlets
Full Service	$0.60 per accountlet

I. Escheatment	$152.45 CUSIP per filing + $1.83 per item + out-of-pocket costs

VI. Optional Services:

Automated Work Distributor ™ (AWD)	$5,200 per user
(Does not include hardware or third-party software, products will be priced separately as requested)

*TA2000 Data Transmission to non DSTO print vendors	$0.020 per record
*Aged History Retention Fee - Online	$5.00 per 1,000 lines
*Aged History Retention Fee - Offline	$3.50 per 1,000 lines
*Vision	Exhibit A2
Sales Connect	Exhibit A.3
*FAN Mail	Exhibit A.4
Cash Utilization	Exhibit A.5

VII. Programming/Implementation Fees*:

*Computer/Technical Personnel (2010 Standard Rates):
Business Analyst/Tester:
Dedicated	$130,493 per year (1,690 hours)
On-Request	$115.75 per hour
COBOL Programmer:
Dedicated	$220,020 per year (1,690 hours)
On-Request	$174.73 per hour
Workstation Programmer:
Dedicated	$252,173 per year (1,690 hours)
On-Request	$206.99 per hour
Web Developer:
Dedicated	$269,201 per year (1,690 hours)
On-Request	$222.62 per hour
Full Service Support:
Senior Staff Support	$77.50 per hour
Staff Support	$57.50 per hour
Clerical Support	$47.50 per hour

River Park Capital
Fee Schedule

Notes to Above Fees:

1)
The term of this fee schedule is four (4) years. A Cost of Living increase will occur annually upon each anniversary of the Service Agreement in an amount not less than the annual percentage of change in the Consumer Price Index for all Urban Consumers (CPI-U) in the Kansas City, Missouri-Kansas Standard Metropolitan Statistical Area, All Items, Base 1982-1984=100, as last reported by the U.S. Bureau of Labor Statistics. Items marked by an “*” are subject to change with 60 days notice.

2)	This schedule does not include reimbursable expenses that are incurred on the Fund's behalf. Examples of reimbursable expenses include, but are not limited to the items listed in Exhibit A.l.

3)
Reimbursable fees paid to DST shall also include those for the Compliance+ Program. These fees shall be calculated to be 10% of the monthly fees in sections I. - V. above, capped at $32,000 per year. The 10% is inclusive of the year 1 through year 3 discount. The $32,000 cap is also subject to change with 60 days notice.

4)
All fees in sections I. - V. will be discounted 40% in the first year of this term and 20% in the second year. The discount for year 3 will be dependent on the month-end assets for the current month and the prior two months. In year 3, should the month-end average of the assets in the current billing month and the prior two months be less than $200M, a monthly 20% discount shall apply to the fees in sections I. - V., above. Should the average assets for the same time period be between $200M and $400M, a 15% discount shall apply. Should the average assets for the same period be between $400M and $600M, a 10% discount shall apply and should average assets for the period be greater than $600M, no discount shall apply. The average month-end assets calculation shall be recomputed in each month of year 3 and shall be computed to be the average of the month-end assets for the current billing month and the month-end assets for the prior two months. For example, in the billing month of August, the month-end assets for August, July and June will be averaged to determine the appropriate discount. In the billing month of September, September, August and July will be used to calculate the discount. The discounted fees will be used to calculate the Compliance+ Program fee. There will be no discount after year 3.

5)	Any fees or reimbursable expenses not paid within 30 days of receipt of invoice will be charged a late payment fee of 1.5% per month until payment is received.

Fees Accepted By:

/s/ Thomas J. Schmidt	/s/ Morty Schaja
DST Systems, Inc.	RiverPark Capital

9/12/11	9/15/11
Date	Date

EXHIBIT A.1, p.l

REIMBURSABLE EXPENSES

This schedule does not include reimbursable expenses that are incurred on the Fund's behalf. Examples of reimbursable expenses include, but are not limited to the items listed below:

Forms
Postage (to be paid in advance if so requested)
Mailing Services
Computer Hardware and Software - specific to Fund or installed at remote site at Fund's direction
Telecommunications Equipment and Lines/Long Distance Charges
Magnetic Tapes, Reels or Cartridges
Magnetic Tape Handling Charges
Microfiche/Microfilm
Freight Charges Printing
*Compliance+ Program Fee
Bank Wire and ACH Charges
Proxy Processing - per proxy mailed not including postage
Includes:	Proxy Card
Printing
Outgoing Envelope
Return Envelope
Tabulation and Certification
T.I.N. Certification (W8 & W9) (Postage associated with the return envelope is included)
N.S.C.C Communications Charge (Fund/Serv and Networking)
	Disaster Recovery 1 (Includes St. Louis Data Center)	Currently $.206 per open account
Off-site Record Storage
Second Site Disaster
Backup Fee (per account)
	Transmission of Statement Data for Remote Processing	Currently $.036/per record
Travel, Per Diem and other Billables Incurred by DST personnel traveling to, at and from the Fund at the request of the Fund

1 The annual charge of $0.206 per account, paid monthly in increments of one-twelfth of the annual charge, is a pro rata portion of DST's cost for the service and will increase proportionate to any increase in DST's costs to provide the recovery service or in the event that the current recovery goal is shortened. The current recovery goal is to have the TA2000 System as provided for in the Business Contingency Plan operational 4 hours after DST's declaration of a disaster. Data communications expenses for connectivity to the backup sites (DST owned or recovery vendor provided) are part of the DST network charges and are billed monthly as an out-of-pocket expense unless network is Fund-provided, in which case connectivity is the responsibility of the Fund.

EXHIBIT A.2, p.l

VISION2

Fee Schedule

ID Charges Number of ID Breakpoints	ID Charge Breakpoints
1 - 500	$5.00 per month/per ID for each of the first 500 IDs
501 - 1,000	$4.00 per month/per ID for each of the next 500 IDs
1,001 - 2,000	$3.00 per month/per ID for each of the next 1,000 IDs
2,001 - 3,000	$2.00 per month/per ID for each of the next 1,000 IDs
3,001 - +	No charge for each additional ID over 3,000

In accordance with the schedule above, ID Charges for each affiliate of Customer with a separate management code in the DST system cannot exceed a monthly maximum of $9,500.

Inquiry Charges
Initial Set-up Fee	None
Per View Charge3
Standard	$0.05
Reduced	$0.025

A view is defined as the complete process of an information request sent to the underlying recordkeeping system, and the corresponding response returned from the underlying recordkeeping system.

Statement Charges
Individual Statement Retrieval Charge	$0.05 per statement
Batch Statement Load Charge	$0.03 per image
Monthly Statement Interface Support Charge4	$1,300

Each individual statement presented shall be a separate retrieval and therefore be a separate charge, i.e., any related statement or historical statement, even if referred to on the requested statement, shall be a separate Statement Retrieval Charge. Further, the Statement Retrieval Charges do not cover any charges or expenses Customer may incur from its statement vendor.

The Batch Statement Load per-image charge will only be assessed at the time the statements are provided to Vision by the statement vendor, not at the time of viewing or downloading. Statements may be retrieved multiple times during the on-line availability period, but the management company is only

2 Requires a separate contract.
3 The Standard Per View Charge is currently assessed when an information request retrieves data from individual system-level tables to return a response. DST may, from time to time, determine that certain information requests that retrieve data from a consolidated table to return a response are eligible for the Reduced Per View Charge. Although the foregoing represents the approach DST has historically taken with respect to Per View Charges, DST reserves the right at any time to change the components and/or structure of the Per View Charge.
4 The Monthly Statement Interface Support Charge shall only be imposed if Customer elects to offer electronic statements as a part of the Vision Services through a statement vendor, or proprietary offering, other than DST Output, LLC or a subsidiary of DST Output, LLC. If Customer uses DST Output, LLC or a subsidiary of DST Output, LLC as its electronic statement vendor, the Monthly Statement Interface Support Charge will be waived.

EXHIBIT A.2, p.2

charged once. Once the on-line availability period ends, the statements may be requested again and new charges would be assessed.

Data Extract Charges
Advisor Requests	$0.12 per file
Non-Advisor Requests	$6.00 per file

The Data Extract charge will only be assessed at the time data files are retrieved by Vision, not at the time of viewing or downloading. The charge will be assessed for each affiliate of Customer with a separate management code in the DST system to which the data file pertains.

Email Alert Charges
Per email charge	$0.05 regardless of the number of confirmations included in the email

Transaction Processing Charges5
Initial Set-up Fee 6
Existing FAN Users	$2,500
All Others	$5,000
Purchase, Redemption, Exchange, Maintenance	$0.10 per transaction
NSCC Reject Processing	$0.10 per reject 7
New Account Establishment (each new account transaction may contain one or more new accounts)	$0.35 per transaction
New Account Web Service Image Delivery	$0.65 per image
Monthly Minimums8	the greater of $500 or actual usage charge

Fund Family Vision Additional Fees

Fund Family Vision9 is an optional element of the Vision Services which provides Customer the ability to offer integrated access to Vision through the Customer Web Site as described in more detail in the Fund Family Vision Implementation Guide.

Basic Package

When a User requests access to Vision, Customer's Web Site will launch a frame-set containing Customer's header within the top frame and Customer's custom version of Vision within the lower frame. The customizable components are described in the Fund Family Vision Implementation Guide.

5 Transaction Processing is an optional element of Vision Services. Customer will not be assessed the Monthly Minimum or any Transaction Processing Charges until one or more of the Transaction types are made available to Users.
6 The Initial Set-up Fee shall be waived for set-ups that involve only NSCC Reject Processing. For all other transaction processing this Fee shall apply and shall be assessed only once per management code.
7 NSCC Reject Processing fee of $.10 does not include a $.05 per reject view charge for the User's entry of comments associated with each reject.
8 NSCC Reject Processing shall not be considered when calculating the Monthly Minimum charge for Transaction Processing.
9 Participation in the Fund Family Vision offering (both Basic and Premium Packages) is subject to the terms and conditions set forth on Exhibit A attached to this Service Exhibit.

EXHIBIT A.2, p.3

Premium Package
In addition to the integration provided in the Basic Package, the Premium Package provides four additional features as follows:

Authentication - Provides seamless integration between Customer's Web Site and Vision.

Content Management - Enables Customer to publish marketing or other types of customer-specific content to DST-designated areas within DST-designated Vision screens without manual DST intervention.

Fund Specific Navigation - Enables Customer, if Customer participates in Client List for Fund Family Vision, to define links within the left navigation that will direct the User to specific destinations on Customer's Web Site.

Web Stats - Provides enhanced reporting of usage patterns and general Web activity.

Fees 10 In addition to the other Vision fees as described in this Vision fee schedule, the following Fund Family Vision Additional Fees apply:

Basic Package

In the event Customer elects to utilize the Fund Family Vision option, if the Customer is paying less than the monthly maximum in Vision ID Charges ($9,500), the additional fee for the Fund Family Vision Option shall be a monthly amount equal to the lesser of (i) $1,000 per month, or (ii) the difference between the current ID Charges and the amount needed to reach the $9,500 monthly ID Charge maximum. Customer may utilize the Fund Family Vision option free of charge for so long as Customer is paying the monthly maximum in Vision ID Charges ($9,500).

Premium Package 11
Initial Set-up Fee	$5,000
Monthly Fee (in addition to the applicable Basic Package fee)	$3,000

Volume Discounts
Discount Schedule (monthly) 12

$7,500 - $15,000	20%
$15,001 - $30,000	25%
$30,001 - $45,000	30%
$45,001 - +	35%

The percentage discount is applied incrementally to the dollars associated with each breakpoint.

10 Fund Family Vision fees are not included for purposes of calculating the Vision Volume Discount, as described under Volume Discounts.
11 The Premium Package Initial Set-up Fee and Monthly Fee shall be waived for Platinum Level Customers.
12 Volume Discounts apply to all Inquiry Charges, Individual Statement Retrieval Charges, Batch Statement Load Charges, Data Extract Charges, Email Alert Charges, Transaction Processing Monthly Minimum, and Transaction Processing Charges. ID Charges, Monthly Statement Interface Support Charges, Transaction Processing Initial Set-up Fee, and Fund Family Vision Additional Fees are not included in Volume Discount calculations.

EXHIBIT A.2, p.4

Each affiliate of Customer with a separate management code in the DST system will be charged separately and will not be aggregated for purposes of ID Charges or Volume Discounts.

Platinum/Gold Discount
An additional discount shall be applied to the net Fees (i.e., after Volume Discounts) paid by Customer for DST's Vision Services if Customer is utilizing DST's Basic FAN Mail Services pursuant to the applicable Master Agreement for DST FAN Mail Services, as follows:

At the beginning of the next calendar year following the first calendar year in which Customer has received Basic FAN Mail Services pursuant to the Service Exhibit to the Master Agreement for DST FAN Mail Services, and at the beginning of each calendar year thereafter, DST shall review the average combined monthly usage fees actually paid by Customer for Basic FAN Mail Services and Vision Services for the previous calendar year. In the event the average monthly usage fees paid equal or exceed at least $15,000.00, Customer shall receive the following discounts on Vision Services fees for the then current calendar year:

Gold Level

Qualification:	Average combined monthly usage fees paid by Customer for Basic FAN Mail Services and Vision Services equal or exceed $15,000.00 ($180,000.00 annually) but are less than $25,000.00.

Discount:	The discount for each billing cycle equals 2 1/2 % of Vision usage fees billed for such cycle.

Platinum Level

Qualification:	Average combined monthly usage fees paid by Customer for Basic FAN Mail Services and Vision Services equal or exceed $25,000.00 ($300,000.00 annually).

Discount:	The discount for each billing cycle equals 5% of Vision usage fees billed for such cycle.

Platinum Plus Level

Qualification:	Average combined monthly usage fees paid by Customer for Basic FAN Mail Services and Vision Services equal or exceed $166,666.67 ($2,000,000.00 annually).

Discount:	The discount for each billing cycle equals 10% of Vision usage fees billed for such cycle.

EXHIBIT A.2, p.5

DST will combine qualified usage fees for all affiliates of Customer for purposes of determining the applicable discount for Customer's affiliated corporate complex. In order to qualify, an affiliate of Customer must be an entity which directly or indirectly controls13, is controlled by or under common control with, Customer. It is Customer's responsibility to notify DST in writing of qualifying company affiliations. DST will not combine an affiliate's usage fees with Customer's unless and until Customer has so notified DST. No retroactive adjustments to the Gold and Platinum discounts will be made based on previously undisclosed company affiliations. If Customer qualifies, the discount shall be shown on each invoice issued to Customer.

13 "Control" over an entity shall mean (i) the possession, directly or indirectly, of 100% of the voting power to elect directors, in the case of an entity that is a corporation, or members of a comparable governing body, in the case of a limited liability company, firm, joint-venture, association or other entity, in each case whether through the ownership of voting securities or interests, by contract or otherwise and (ii) with respect to a partnership, a general partner there of or an entity having management rights comparable to those of a general partner shall be deemed to control such entity. The terms "controlling" and "controlled" shall have corollary meanings.

EXHIBIT A.3, p.l

SALES CONNECT FEE SCHDULE14

One-Time Implementation Fee
Base15	$25,000

TA2000 Account Clean-up
First 2,500 firm/office/rep combinations	Included in base
Each firm/office/rep combination thereafter	$2.00

Monthly Service Fees16
Data Management
Producing rep entities 17	$0.50 (each)
Non-producing rep entities	No additional charge
Monthly minimum	$6,000

Transaction Storage
Up to 10,000,000 total transactions18	No additional charge
Transactions over 10,000,000	$0.0001 (each)

Discount Applied to Fees in the Specified Range19

	$0 to $20,000	0%
Breakpoint 1	$20,001 to $40,000	33%
Breakpoint 2	Over $40,000	50%

Optional Monthly Fees
CRM Modules20	$3,000

Operator IDs 21
First five	No additional charge
Six through twenty	$130 (each)
Twenty-one through forty	$120 (each)
Over forty	$110 (each)

Reporting Database 22	$1,000

14 Requires a separate contract.
15 In addition to product setup and training, the one-time implementation fee includes clean-up of your existing TA2000 intermediary information on both FID and your shareholder accounts up to 2,500 firm/office/rep combinations.
16 Monthly service fees commence in the month transaction scrubbing begins.
17 Producing rep entities are defined as all rep level entities that either have a current asset balance or have been linked to at least one purchase transaction during the previous two years. Each rep entity is separately counted including individual reps, partnership entities, and house/default reps.
18 Transaction storage fee is based on total historical transaction records retained in the Transaction History table.
19 Discounts only apply to the fees within the specific ranges and not to the aggregate monthly fee.
20 Includes all core CRM modules plus SalesConnect Mobile and SaiesConnect Calendar Sync. SalesConnect Calendar Sync requires network connectivity to the Winchester Data Center (fees not included).
21 Operator IDs provide access to the SalesConnect Application for searches, reports/queries, general administration, and, if applicable, accessing the CRM modules.

EXHIBIT A.3, p.2

Professional Services (upon request)23

1.
Perform outsourced administrative functions including territory management,· spreadsheet processing, operator ID access, fund/transaction code maintenance, and trade/asset resolution outside ofthe procedures established by the SalesConnect Team.

2.	Modify an existing interface or develop new transaction/asset interfaces (either direct file transmissions or spreadsheets) into the SalesConnect Application.

3.	Modify an existing outbound file or develop a new outbound file for scrubbed transactions, assets, and firm/office/rep maintenance.

4.	Convert data from an existing Customer system into SalesConnect (e.g., historical transactions, notes, activities, unique identifiers for firms/offices/reps, etc.).

5.
Provide consulting services related to processing the SalesConnect outbound files into a downstream sales system (two hours are provided at no charge, thereafter minimum charge is $15,000 for 100 hours).

6.	Modify an existing interface or develop a new literature order and tracking interface to/from client's fulfillment vendor and SalesConnect.

7.	Modify an existing report or develop new reports accessible through the SalesConnect web site.

The foregoing fees are billable monthly at the rates stated above and shall be paid within thirty (30) days of Customer's receipt of the invoice to the address specified in the invoice ("Due Date") subject to and in accordance with the terms and conditions set forth in Paragraph 6 ofthe Agreement.

Automatic Annual Increase Provisions: CPI

The foregoing fees are subject to an increase as of each January lst in an amount equal to the greater of three percent (3%) or the annual percentage change in the Consumer Price Index for all Urban Consumers ("CPI-U") in the Kansas City, Missouri-Kansas Standard Metropolitan Statistical Area, All Items, Base 1982-1984=100, as last reported by the U.S. Bureau of Labor Statistics for the 12 calendar months immediately preceding such anniversary.

22 Provides direct access to a copy of the SalesConnect production database for developing custom queries and reports utilizing a client's own reporting tool. Requires network connectivity to the Winchester Data Center.
23 Fees for Professional Services will be determined based on specific client requirements and DST's prevailing hourly rates.

EXHIBIT A.4, p.l

BASIC FANMAIL24

FEE SCHEDULE

1.	Files

The following definitions shall apply to this File and Usage Fee Schedule:

"Account Position File" - This file reports the current share balance and net asset value for every account, regardless of whether the account had activity. This file is generally provided on a monthly basis and consists of two (2) records per account.

"Direct Financial Activity" - This file is generated as a result of activity being posted to the shareowner account. The information in this file reports all activity involving the movement of money and/or shares (with the exception of distributions) and consists of two (2) records per account.

"Account Master Position/New Account Activity/Non-Financial Activity" - This file provides registration information on each shareholder account for the planner. The Account Master Position is used to initialize the planner's database. The New Account Activity provides any new accounts established for the planner. The Non-Financial Activity is generated from maintenance activity to the shareowner registration. These files consist of three (3) records per account.

"Distribution Activity" - This file is used to confirm all activity resulting from the distribution of a dividend, and long or short term capital gain. The file will be generated after the distribution has been applied to the shareholder account. This file consists of two records (2) per account.

"Daily Price" - The price file consists of the daily offering price and Net Asset Value of every CUSIP (separate security).

2.	Usage Fees

Most "Files" that are made available to Recipients consist of two (2) records per account, each 160 bytes of information being a separate record. Accordingly, by way of example, a position record consists of two (2) 160-byte records. The Account Master Position, New Account Activity and Non-Financial Activity files each contain three (3) records. Each file made available to a Recipient also requires a "header record" and a "trailer record". DST will charge Customer fees per record made available, including header records and trailer records, based on the method of delivery and in accordance with the following schedules. DST will not bill Recipients for the Files made available to them.

DST will offer Customer discounts based on the amount of each total per record charge per method of delivery incurred by Customer in a month. The following fee and discount schedules will apply:

24 Requires a separate contract.

EXHIBIT A.4, p.2

Level	Delivery via Internet FTP Per Record Fees

Branch/Rep	$0.018
Dealer	$0.012
Price File	$0.002 or $1.75
per Recipient per month, whichever is less

Internet FTP Discounts
Total Internet	% Discount on
Per Record Fees	Amount Over Threshold

$0.00 - $2,500.00	0%
$2,501.00 - $5,000.00	10%
$5,001.00 - $7,500.00	15%
$7,501.00 - $10,000.00	20%
$10,001.00 - $30,000.00	25%
$30,001.00 +	50%

Monthly FAN Mail Access and Support Charge      $500.00

The Monthly FAN Mail Access and Support Charge paid by Customer shall not be included in the eligible fees for purposes of determining any discount.

EXHIBIT A.5, p.l

DST CASH UTILIZATION
INVESTMENT SERVICE25

The following describes the DST Cash Utilization investment service:

1)
Net collected balances: Net collected balances in the Client's transfer agency bank accounts at UMB Bank, N.A. ("UMB"), will be invested each day in two separate overnight UMB sponsored sweep vehicles with comparable rates of return to UMB's earnings credit rate.

Money market Sweep: Balances able to be determined by a predetermined cutoff time each business day will be swept into a Money market account in DST's name. This account will be registered as "for the account of DST (Client Name)". The next morning of a business day, the identical principal amounts will be swept back into the originating accounts with the earnings remaining in the Money market account. The following business day, balances will again be swept into the Money market account and will be invested overnight along with residual earnings from previous days, and so on each business day.

Overnight Rep: Each evening of a business day, balances exclusive of those already swept into the Money Market account (with some UMB constraints) will be swept into an overnight Repo investment. The next morning ofa business day, principal and earnings amounts will be swept back into the originating accounts, with DST maintaining an ongoing reconciliation of principal versus earnings in your accounts.

No investment advisory functions: DST would not be performing investment advisory functions as part of this service. The Money Market and Repo sweep vehicles are UMB product offerings.

2)
Lower bank account service charges: For customer electing to use the new Cash Utilization service, DST has renegotiated lower bank account service charges (projected to be 10% less than your current service charges) from UMB by leveraging our collective Transfer Agent and Corporate relationships with the bank. These reduced fees will benefit you directly and will not be available to smaller, individual customers of the bank.

Service Fee payment: Each month, UMB will determine your service fees and invoice them to DST. DST will pay them on your behalf from the accumulated earnings of both overnight investment vehicles. DST will provide you with a copy of the UMB invoice supporting these charges.

3)	DST Fee: DST's fee for this service allows for DST to collect25% of all gross overnight investment earnings from both investment vehicles for this Cash Utilization service.

DST Fee Collection: Each month, DST will determine the amount of this fee and deduct it from the accumulated earnings of both overnight investment vehicles. We will provide you with detail supporting the calculation of this fee.

4)
Net Earnings Credit: Each month, the remaining net earnings, reduce by both UMB and DST service charges, will be credited against the funds' Transfer Agency fees as a direct reduction of fund expenses. Should earnings exceed fees, the excess earnings will be available to be credited against future fees or returned to the client based on direction from the client.

25 Requires a separate contract.

EXHIBIT A.5, p.2

DST CASH UTILIZATION
INVESTMENT SERVICE

Reconciliation: DST will perform the reconciliation of earnings, service charges and credits. DST will also determine the apportionment of the credits to the individual funds in accordance with the following procedure; the portion of the total credit that each fund receives shall be equal to the percentage of total TA fees that each fund's individual fees represent each month. On your TA fee invoice, we will provide the detail of the original gross charges, the amount of the credit for each individual fund and the net amount due for each fund. The funds would pay DST only the net of total TA fees and reimbursable expenses less the amount of the credits.

5)
Legal Opinion: We have reviewed the Legal Opinion of Seward & Kissel, LLP ("Seward") dated July 19,2000 and hereby advise you that, as assumed by Seward in such letter, the existing agreements whereby 'The Client' receive transfer agency services from DST through UMB, currently the transfer agent for such Funds, have been, and the agreement now being negotiated by and between the Funds and DST whereby DST is appointed as the transfer agent for the Funds will be, approved by a majority of the directors or trustees of each Fund, including a majority of those directors or trustee who are not "interested person" of the Fund or its affiliates, as that term is defined in the 1940 Act.

6)
Authorization: Not withstanding anything in any agreement under which DST is authorized, directly or indirectly, to perform transfer agency, shareholder servicing agency or related services, whether as principal, agent or sub-agent, to the contrary, DST is hereby authorized and instructed to open bank accounts in DST's name for the deposit and holding of, and to deposit into and hold in such accounts, all checks and payments received by DST form NSCC, broker-dealers or shareholders, and any other sums received by DST, for investment in shares, while such sums await their actual delivery to and investment in such Funds.